Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Distribution for February 2024

Hamilton, Bermuda, March 6, 2024

Commercial update:

In February 2024, Himalaya Shipping Limited (“Himalaya,” or the “Company”) achieved average time charter equivalent (“TCE”) earnings of approximately US$30,000 per day, gross1. The Company’s six vessels trading on a fixed time charter earned US$28,300 per day, gross, including average daily scrubber and LNG benefits on five vessels of approximately US$3,100 per day. The Company’s three vessels trading on index-linked time charters earned approximately US$33,300 per day, gross, including average daily scrubber and LNG benefits of approximately US$2,000 per day.
The Baltic 5TC Capesize Index averaged US$21,557 during February 2024.

The Company has agreed to convert the index linked charter to a fixed charter rate for Mount Etna from April 1, 2024 to December 31, 2024 at US$40,810 per day plus scrubber premium according to the terms of its existing time charter agreement. The average cash-break even is approximately US$24,600 per vessel per day, meaning that Mount Etna should generate US$4.4 million of free cash-flow to equity (assuming US$2,500 per day of scrubber benefit) for the remainder of the year.

Currently, Himalaya has 8 vessels trading on index linked charters. Once all vessels are delivered, which are expected to be by June 2024, Himalaya will have 11 vessels on index linked charters, which can be converted to the prevailing FFA market rates in similar fashion as Mount Etna. One ship is fixed on a fixed time-charter rate.

Following the conversion of the time charter for Mount Etna, the Company will have the following average rates fixed for vessels that were previously on index linked charters:

March 2024:        5 vessels at an average of US$24,852 per day, gross
April to June 2024:    3 vessels at an average of US$31,514 per day, gross
July to December 2024:    1 vessel at US$40,810 per day, gross

In addition, two vessels will continue to earn a fixed scrubber premium of US$2,500 per day in March 2024. The remaining vessels will continue to earn scrubber premium according to the terms of their respective existing time charter agreements.

Cash distribution:

The Board has approved a cash distribution of US$0.03 per share for February 2024. The distribution will be made from the Company's Contributed Surplus account which consists of previously paid in share premium transferred from the Company's Share Premium account.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information:

Distribution amount: US$0.03 per share

Declared currency: US$. Distributions payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on April 5, 2024.

1 Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commissions, and divided by operational days. Our management believes average TCE earnings can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Date of approval: March 5, 2024

Last day including right: March 15, 2024

Ex-date: March 18, 2024

Record date: March 19, 2024

Payment date: On or about April 5, 2024.

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about April 10, 2024.

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47918 31590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has nine vessels in operation and three Newcastlemax dry bulk vessels under construction at New Times Shipyard in China. The remaining newbuildings are expected to be delivered by Q2 2024.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to the expected delivery date of our remaining newbuildings under construction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the delivery of our remaining newbuild vessels including the timing thereof and other risks, including those set forth under the heading “Risk Factors” in our Registration Statement on Form F-1/A filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
February 29, 2024
Time charter revenues	$7.5
Address commission	$0.3
Operating revenues, gross	$7.8

Fleet operational days	261
Average Daily TCE Earnings, gross	$30,000